May 25, 2010

VIA EDGAR AND FACSIMILE

Mr. Jay E. Ingram
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Shuffle Master, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2009 filed January 14, 2009
Definitive Proxy Statement on Schedule 14A filed on February 12, 2010, File No. 000-20820

Dear Mr. Ingram:

Shuffle Master, Inc. (the “Company”) is pleased to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated May 11, 2010.  For ease of reference, each comment is repeated in italics below and followed by the Company’s response.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2009

Item 1. Business, page 5

Intellectual Property, page 13

Intellectual Property Licenses, page 13

COMMENT

1.
Refer to comment one of our letter dated April 1, 2010.  Without more information, we are not able to evaluate whether the Delta Rangers license agreement is one that requires filing under Item 601(b)(10)(ii)(B).  Supplementally provide us with the analysis management undertook to conclude that the agreement is not material and one that you are not substantially dependent upon.

RESPONSE
The Company made its conclusion that it was not materially dependent on the Delta Rangers license agreement and therefore did not require filing the agreement under 601(b)(10)(ii)(B) based on the following factors:

•	The Company determined that the license agreement with Delta Rangers was non-core, based on our strategy of focusing on live casino gaming venues.

•
The Company’s annual revenue projection related to the license agreement was approximately $1.0M, or 0.4% of the Company’s projected revenue in fiscal year 2007.  Based on this percentage, the Company concluded that the forecasted revenue related to the Delta Rangers license agreement was not material to the Company.

•
From July 20, 2006 (the effective date of the license agreement) through October 31, 2009, the Company earned approximately $1.0M of revenue under the license agreement, or approximately 0.2% of the Company’s revenues during this period, which is significantly less than the amount of revenue the Company initially projected when it entered into the license agreement.  In fiscal year 2009, the Company earned approximately $195,000 of revenue under the license agreement, which accounted for approximately 0.1% of the Company’s revenues during that year.  As a result, the Company has maintained its conclusion that the license agreement is not material to the Company and that it is not materially dependent on the agreement.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Definitive Proxy Statement on Schedule 14A.  Filed on February 12, 2010.

Compensation Discussion and Analysis, page 17

Annual Cash Bonus, page l8

COMMENT

2.
We note your response to comment nine of our letter dated April 1, 2010.  Please provide insight into how the compensation committee evaluated the achievement [or non-achievement] of the goals relating to rebranding and customer relations for purposes of determining whether your named executive officers should receive 20% of the annual bonus.

RESPONSE

For fiscal 2009, twenty percent (20%) of each executive officer’s annual bonus was based on the achievement of subjectively determined individual performance objectives.  The performance objectives may differ from year to year depending on the Company’s financial and strategic objectives and may differ among executive officers.  For fiscal 2009, Mr. Timothy Parrott, our new chief executive officer, implemented a new rebranding and customer initiative, the 12-point pledge, which was presented to shareholders, executives, customers and all employees as a strategic imperative for the Company.  Each executive officer’s individual performance objectives were tied to their contributions in advancing this 12-point pledge.  At the end of the fiscal year, Mr. Parrott evaluated each executive officer’s individual contributions to the successful implementation of the 12-point pledge in making his recommendations to the compensation committee regarding the individual component of each executive officer’s annual bonus, citing specific examples where appropriate.  Subsequently the compensation committee adopted Mr. Parrott’s recommendations in setting the individual component of each executive officer’s annual bonus.  The board feels that Mr. Parrott’s 12-point pledge contributed to the improvement year over year in the Company’s business.

Compensation Consultant, page 22

COMMENT

3.
We note your response to comment 13 of our letter dated April 1, 2010.  Please explain how the compensation committee utilized the information provided by Exequity LLP to determine that 2009 executive pay packages were reasonable and competitive.

RESPONSE

Exequity LLP, a nationally recognized compensation consultation firm, conducted a study for the compensation committee examining executive long-term equity practices at certain other companies within the consumer services industry.  The compensation committee used the information provided by Exequity LLP as a “reasonability check” solely with respect to evaluating the Company’s equity granting program. The information provided by Exequity LLP to the compensation committee looked at the three-year average burn rate for similarly sized companies within the industry, as well as the Company’s most direct competitors in the gaming manufacturing business (International Game Technology, Scientific Games Corporation and Bally Technologies, Inc.).  Specifically, the study identified an average three-year equity burn rate among the surveyed companies of 2.75% of common stock outstanding.  Based on the information provided by Exequity LLP, the compensation committee approved equity grants in 2009 representing approximately 2.7% of our common stock outstanding.  Burn rate was calculated as the total number of shares granted to employees for compensation purposes divided by the common shares outstanding over a three year period.  The Company counted full value awards, such as restricted stock and restricted stock units as 2 stock options, well within the range of 1.5 to 4 used by RiskMetrics in calculating burn rate.

Independent Director Compensation — Fiscal 2009, page 42

COMMENT

4.
We note your response to comment 16 of our letter dated April 1, 2010.  In future filings please ensure to include in your disclosure the vesting terms of the directors’ option and stock awards, or otherwise direct the investors to the appropriate section of the financial statements where such disclosure has been made.

RESPONSE

In future filings, the Company will include a footnote identifying the vesting of the directors’ options and stock awards to the compensation table in the Independent Director Compensation section.

* * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss this response, please feel free to call me at (702) 270-5130 or the Company’s counsel, Kirk A. Davenport at (212) 906-1284 or Keith Halverstam at (212) 906-1761, of Latham & Watkins LLP.

Very truly yours,

/s/ LINSTER W. FOX
Linster W. Fox
Executive Vice President and Chief Financial Officer